News Release
RMX:TSX | RBY:NYSE AMEX

April 30, 2012

Rubicon Minerals Appoints Michael Lalonde President and Chief Operating Officer
-Mr. Lalonde to assume role of President and CEO following a transition period-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce the appointment, effective June 1, 2012, of Michael Lalonde to the position of President and Chief Operating Officer of the Company. Following his appointment and a transition period of up to six months, Mr. Lalonde will then assume the position of President and Chief Executive Officer of the Company. David Adamson will remain as Chief Executive Officer during the transition period and thereafter will assume the position of Chairman of the Board. Mr. Lalonde’s mandate is to optimize the development of the Company’s flagship, Phoenix Gold Project, situated in Red Lake, Ontario, and to position the Company for future growth.

Mr. Lalonde holds a B.Sc. in mining engineering from Michigan Technological University and is a registered Professional Engineer in Ontario.  He will be leaving the position of Director of Underground Projects for Goldcorp Inc. where he is responsible for guiding the construction and development of Goldcorp’s underground mining projects internationally, as well as the preparation and oversight of scoping to feasibility level studies. His current duties at Goldcorp include management of the development of the Cochenour project in Red Lake.  Between 2008 and 2011, Mr. Lalonde was the General Manager of Goldcorp’s Red Lake Gold Mine in Red Lake, Ontario responsible for mine infrastructure, development and production programs at this world class gold deposit.  During his tenure as General Manager of Goldcorp’s Marlin Mine in Guatemala, between 2006 and 2008, Mr. Lalonde brought the Marlin Underground Mine to full production status.

Preceding his employment with Goldcorp, Mr. Lalonde gained over 20 years of valuable experience worldwide at several gold mining projects, including management of the Ken Snyder Mine in Nevada from startup to full production (General Mine Manager for operator, Dynatec, contractor to owner, Franco-Nevada), Mine Manager of the Golden Patricia mine in Ontario (Barrick Gold),  Director of underground mining for Glamis Gold, General Manager of the Pamour Mine in Timmins (Royal Oak Mines) and Mine Manager at the Bell Creek Mine (Canamax Resources) in Timmins, Ontario.

David Adamson said: “We are delighted to welcome Mike to Rubicon and look forward to him leading the next chapter in the development both of our Phoenix Gold Project at Red Lake and the Company going forward. Mike has demonstrated extensive, successful senior level experience in all aspects of the development and operation of numerous gold mines with a variety of recognized producing companies. This includes his highly relevant experience with Goldcorp at Red Lake, both at its high-grade, world class producing Red Lake Mine and its ongoing Cochenour development project. Mike’s appointment is a significant endorsement of Rubicon and our Phoenix Gold Project and I look forward to working with him during the transition and beyond.”

In referring to the contribution of David Adamson, Chris Bradbrook, lead Director, stated: “Under David’s leadership, Rubicon has undergone exceptional growth, transforming from a small exploration company with an $8 million market capitalization to its current status as a permitted, well-funded, highly valued and respected company with a world class, new gold deposit in Red Lake, as well as control of a significant portion of the Red Lake Gold camp.  We recognize David’s significant role in maintaining the vision that Red Lake could drive shareholder value for Rubicon. He received well-deserved public recognition for his role in the discovery of the F2 Gold Deposit as a 2010 co-winner of the AME-BC Colin Spence Award for Excellence in Global Mineral Exploration.  We thank David for his dedicated contribution to Rubicon over 16 years and look forward to his continuing contribution both during the transition period and thereafter, as Chairman.”

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others that the aspects of the transition will progress on a satisfactory basis, Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.  Forward-looking statements in this news release include, but are not limited to statements regarding the assumption of the role of President and CEO position by Michael Lalonde, and the assumption of the role of Chairman of the Board by David Adamson after a transition period.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-06   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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